Exhibit 21.01
Talcott Resolution Life Insurance Company
Organizational List - Domestic and Foreign Subsidiaries

American Maturity Life Insurance Company (Connecticut)
Talcott Resolution Comprehensive Employee Benefit Service Company (Connecticut)
Talcott Resolution Distribution Company, Inc. (Connecticut)
Talcott Resolution Life and Annuity Insurance Company (Connecticut)
Talcott Resolution International Life Reassurance Corporation (Connecticut)
21 Church Street R, LLC

II-4